ASX ANNOUNCEMENT

(ASX: NVX)

EXHIBIT 99.2

15 July 2024

NOVONIX to Host Second Quarter 2024 Operations Update

BRISBANE, Australia, July 15, 2024 - NOVONIX Limited (NASDAQ: NVX, ASX: NVX) (“NOVONIX” or “the Company”), a leading battery materials and technology company, today announced that it released its second quarter 2024 Quarterly Activities Report today, Monday, July 15, 2024. Dr. Chris Burns, CEO of NOVONIX, will also provide prepared remarks of the quarterly activities for the quarter ended June 30, 2024.

The webcast link and presentation materials are available at 8:30 am AEST or Sunday, July 14, 2024 at 6:30 pm EDT for interested parties in the United States. The webcast and presentation will be available on the NOVONIX investor relations website.

This announcement has been authorized for release by NOVONIX Chairman, Admiral Robert J. Natter, USN Ret.

About NOVONIX

NOVONIX is a leading battery technology company revolutionizing the global lithium-ion battery industry with innovative, sustainable technologies, high-performance materials, and more efficient production methods. The Company manufactures industry-leading battery cell testing equipment, is growing its high-performance synthetic graphite anode material manufacturing operations, and has developed an all-dry, zero-waste cathode synthesis process. Through advanced R&D capabilities, proprietary technology, and strategic partnerships, NOVONIX has gained a prominent position in the electric vehicle and energy storage systems battery industry and is powering a cleaner energy future.

To learn more, visit us at www.novonixgroup.com or on LinkedIn and X.

For NOVONIX Limited

Scott Espenshade, ir@novonixgroup.com (investors)

Stephanie Reid, media@novonixgroup.com (media)

NOVONIX Limited (ASX: NVX)

ACN 157 690 830

Level 38, 71 Eagle Street

Brisbane QLD 4000

AUSTRALIA